Exhibit 99.3

Press Release

For immediate release

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2022

Kuala Lumpur September 14, 2023 (GLOBE NEWSWIRE) – CBL International Limited (Nasdaq: BANL) (the “Company”) has filed with Securities and Exchange Commission (“SEC”) the Form 6-K Account Report for the unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and 2022. Please see below the financial highlight.

FINANCIAL HIGHLIGHT

-	Net income increased by approximately 5.9% or $64,000 from approximately $1,089,000 for the six months ended June 30, 2022, to approximately $1,153,000 for the six months ended June 30, 2023.

-	The Group’s consolidated gross profit for the six months ended June 30, 2023 was approximately $4,006,000, representing a slight decrease as compared to the six months ended June 30, 2022 of approximately $4,043,000, such slight change was mainly due to the combination factors of the gross profit per ton of marine fuel sold and the partially offset effect by the increase in sales volume. The increase in sales volume was mainly attributable to the comparative lower average marine fuel prices for the six months ended June 30, 2023 as compared to the corresponding period last year and coupled with the increase in the financial resources available, which, in turns, strengthened the Group’s ability to purchase additional marine fuel (in dollar amount) as a result.

-	Due to the decrease in marine fuel price which was partially offset by the increase in sales volume, the Group’s consolidated revenue decreased by approximately 18.6% or $43,741,000 from approximately $235,696,000 for the six months ended June 30, 2022, to approximately $191,956,000 for the six months ended June 30, 2023.

-	Basic and diluted earnings per ordinary share is approximately $0.05.

-	Total shareholders’ equity of the Company increased by approximately $13,202,000 from approximately $12,112,000 as of December 31, 2022, to approximately $25,314,000 as of June 30, 2023.

For details of the account report for the unaudited condensed consolidated financial statements for the six months ended June 30, 2023 and 2022, please refer to https://investors.banle-intl.com for Form 6-K filed with SEC on September 14, 2023.

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About CBL International Limited

Established in 2015, CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, an established marine fuel logistic company in Asia Pacific providing customers with one stop solution for vessel refuelling. The main market of Banle Group is the Asia Pacific market with business activities taking place in 55+ ports of Japan, Korea, China, Hong Kong, Taiwan, Vietnam, Malaysia, Singapore, Thailand, and other countries like Turkey, Belgium.

Forward-Looking Information and Statements

Certain statements in this announcement are forward-looking statements, by their nature, subject to significant risks and uncertainties. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the offering will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

CBL INTERNATIONAL LIMITED

(Incorporated in Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com